SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

 CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is an English translation of the letter dated January 8, 2019, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated January 8, 2019, the Company reports that it has acquired common shares and GDS, each representing ten common shares, as described in the following chart:

Trade Date	Settlement Date	Type	Price		Quantity	Total Amount
01/07/2019	01/09/2019	CRES	ARS	47.959091	33,000.00	ARS	1,582,650.00
01/07/2019	01/09/2019	CRESY	USD	12.802727	17,600.00	USD	225,328.00

To this date, the company has repurchase the equivalent to a total of  3,341,521 Cresud common shares, representing approximately 50.37% of the approved program.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
  January 8, 2019